SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                 FORM 10-SB/A-2

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

           Under Section 12 (g) of the Securities Exchange Act of 1934


                              ATR Industries, Inc.
                             ---------------------
                 (Name of Small business Issuer in its charter)



                  Nevada                             13-3422912
                 --------                           ------------
      (State or other jurisdiction of             (I.R.S. Employee
       Incorporation or organization)            Identification No.)




   4614 North University Drive, Ft. Lauderdale, Florida       33351
     ------------------------------------------------------  -------
        (Address of principal executive offices)            (Zip Code)



                                 (954) 572-4023
                                ----------------
                 Issuer's telephone number, including area code


               Securities to be registered under Section 12(b) of
                                    the Act:

                                      None


               Securities to be registered under Section 12(g) of
                                    the Act:

                          Common Stock, $.001 par value
                  Convertible Preferred Stock, $.001 par value





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                               TABLE OF CONTENTS

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS................................................1

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION..............3

ITEM 3. DESCRIPTION OF PROPERTY...............................................10

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
 ..............................................................................10

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS..........11

ITEM 6. EXECUTIVE COMPENSATION................................................11

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS........................12

ITEM 8. DESCRIPTION OF SECURITIES.............................................13

                                    PART II

ITEM 1. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS..............14

ITEM 2. LEGAL PROCEEDINGS.....................................................15

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.........................15

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES...............................15

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.............................16

                                    PART F/S

INDEX TO FINANCIAL STATEMENTS.................................................18

                                    PART III

INDEX TO EXHIBITS.............................................................20

                                     PART I

ITEM 1.  DESCRIPTION OF BUSINESS

Corporate Organization

As used herein the term "Company" refers to ATR Industries, Inc., a Nevada Corporation, and its subsidiaries and predecessors, unless the context indicates otherwise. Originally incorporated in 1987 in Nevada as Tri-Capital Corporation, the name was changed in 1988 to Advanced Appearance of America which operated beauty salons until 1995 at which time the Company discontinued its operations and went inactive with no operations or revenues until 1998. In March of 1998, the Company changed its name to ATR Industries, Inc., and on June 1, 1998 acquired ATR Industries, Inc. of Florida (AKA Cleaning Express USA and Cleaning Express of South Palm Beach, Inc.), a private Florida Corporation, for 3,000,000 restricted shares of ATR Industries, Inc., the Nevada Corporation.

Since 1998, the Company has concentrated its operations primarily on the home cleaning services industry. In February 1999, the Company developed a new division of operations related to the preparation, development and marketing of a cosmetic and beauty product e-commerce Internet site. These operations are conducted through a wholly owned subsidiary known as Beautymax.com, Inc. The Company has to date made significant expenditures toward the development of Beautymax.com, Inc. and has yet to commence operations of this subsidiary. The Company anticipates that the launch date for the web site will be Fall of 1999.

Description of Business

Cleaning Express USA. The Company's operations primarily involve home cleaning services, specializing in affordable home services. Through its emphasis on budget pricing, the Company has developed a market in the home cleaning industry. The Company currently operates two offices and dispatches 40-50 workers in teams of two on a daily basis. The present geographic area the Company operates in includes the Dade County, Broward County, and South Palm Beach County areas of South Florida.

Marketing for the home cleaning services is accomplished through print ads, television and radio commercials. Additionally, the Company utilizes a referral program that rewards customers with future discounts for referring a client.

The home cleaning supply industry is highly competitive with respect to price, service, quality and location. There are numerous, well-established, larger competitors in the home cleaning industry possessing substantially greater financial, marketing, personnel and other resources than the Company. There can be no assurance that the Company will be able to respond to various competitive factors affecting the business. The Company plans to gain a competitive advantage over its competitors in the home cleaning industry by offering quality service at a low price. The Company has been successful in achieving this goal since 1996 and plans to further expand in South Florida by continuing its current marketing strategy.

The main market for Cleaning Express USA is individual households and no single customer makes up more than ten percent of the total revenues of Cleaning Express USA. The Company does not expect that this will change in the future.

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The Company has three full time  employees,  and the 40-50 workers that are each independently contracted with the Company to service and provide home cleaning services to existing and new customers.

Beautymax.com, Inc. The Company, through its wholly owned subsidiary Beautymax.com, Inc., is developing a cosmetic and beauty product e-commerce Internet site. Beautymax.com is being developed under the guidance of the CEO, Mr. Ed Roth, who has served as a management consultant for beauty salons from 1978-1988, during this time he became familiar with retail cosmetics, hair products and attended various trade shows, and studied consumer trends concerning retailing of hair and skin products. The Company has entered into a web site development contract with Meurer Marketing of Los Angeles to development its online store and web site. The site will be designed to create a marketing and distribution area for cosmetic, hair care, nail and skin care and general beauty lines on a discounted basis. Beautymax.com will sell and distribute popular cosmetic and beauty products, primarily to females in the 18-40 age bracket. Additionally, a department will be developed that focuses on the cosmetic and beauty needs of individuals from a variety of ethnic backgrounds and skin color. Products, development and resources in this area will be focused on filling the needs of the African-American community with further expansion to additional ethnic groups planned for the future.

The Company will attempt to develop the Beautymax.com concept, " Max Beauty, Max Discount", and will strive to provide the best prices available. Initially, the Company anticipates a catalogue format with 1000-3000 products, with new product lines being added as web traffic increases. The Company intends to maintain a floating inventory of products, as currently available product sourcing eliminates the need for an extended inventory. All customer orders will be implimented by online credit card or cyber cash systems with a virtual shopping cart. Visitors to the online store will be able to shop 24 hours a day, regardless of location, and will be able to shop and order in English, Spanish, or French. Beautymax.com has projected a launch date on the Internet for fall of 1999. The Company has already launched a preview site for the general public, now available for viewing.

Beauty products will be marketed over the World Wide Web via the Internet. The Company has agreed to a marketing alliance with Planet Shopping Network by means of a prepaid annual contract for site affiliation. Planet Shopping Network will provide links and marketing from the Planet Shopping Site for Beautymax.com. The Company has agreed to an agreement with Earthlink Network to host the site.
Through Marketing Magic, Inc. of Hollywood, Florida, strategic marketing alliances with search engines are being negotiated, along with a complete marketing campaign. Advertising is expected to begin in the fall of 1999. To date, no formal contracts or agreements have been reached with search engines or other potential advertising or marketing outlets.

Beautymax.co.uk is projected to be open in winter of 1999. The Company expects to open a branch office with HQ Business centers in London, England providing local address and business identification, along with fax and telephone service, so local customers can contact costumer service directly if needed. To date, no formal contract or agreement has been reached with HQ Business centers.

The online beauty supply industry is highly competitive with respect to price, service, quality and internet marketing. As a result the potential for failure in this industry is significant. There are numerous, well-established, larger competitors in the online beauty supply industry with comprehensive web sites, possessing substantially greater financial, marketing, personnel and other resources than the Company. There can be no assurance that the Company will be able to respond to various competitive factors affecting the business. The Company plans to attempt to gain a competitive advantage over its competitors

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in online beauty products  industry by offering a variety of quality products at a low price, directly to the consumer. This will be achieved by working directly with wholesalers, enabling the Company to get and pass on to the costumer the best prices in the online market. The Company also plans to gain an advantage over the competition by providing access to the web site in English, French and Spanish. The Company hopes that this will successfully increase its market appeal and presence with a wide variety of cultures and communities.

The principal suppliers to Beautymax.com will be wholesale distributors, who do not sell retail, but do supply other retail stores and export companies. The company is in contract negotiations with five different distributers of cosmetic and beauty products. The Company has yet to finalize these negotiations with written agreements but currently has verbal commitments. If such agreements are not finalized, the Company will continue to search for other suppliers until a successful partnership is found. A delay in establishing suppliers could likely have an adverse effect on the revenues and cash flow of the Company.

The Company does not expect that any single customer will account for more than ten percent of its business. At the present time there is no need for government approval, though this may change in the future.

The Beautymax.com in-house staff is projected at 3-6 new employees for the first 12 months. These new employees will be managed by the three employees that are presently on staff.

Reports to Security Holders

The Company's annual report will contain audited financial statements. The Company is not required to deliver an annual report to security holders and will not voluntarily deliver a copy of the annual report to the security holders. The Company intends to, from this date forward, file all of its required information with the Securities and Exchange Commission ("SEC"). Prior to this form being filed there were no other forms filed. The Company plans to file its 10KSB, 10QSB, and all other forms that may be or become applicable to the Company with the SEC.

The public may read and copy any materials that are filed by the Company with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The Public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The statements and forms filed by the Company with the SEC have also been filed electronically and are available for viewing or copy on the SEC maintained Internet site that contains reports, proxy, information statements, and other information regarding issuers that file electronically with the SEC. The internet address for this site can be found at http://www.sec.gov. Additional information can be found concerning the company on the Internet at http://www.atrindustries.com and http://www.beautymax.com.


ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Forward Looking Statements

     The information contained herein contains certain forward looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Investors


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are cautioned that all forward looking statements involve risks and uncertainty, including, without limitation, the ability of the Company to continue its expansion strategy, changes in costs of raw materials, labor and employee benefits, as well as general market conditions, competition and pricing.
Although the Company believes that the assumptions underlying the forward looking statements contained herein are reasonable, any of the assumptions could be inaccurate, and therefore, there can be no assurance that the forward looking statements included in the Form 10SB will prove to be accurate. In view of the significant uncertainties inherent in the forward looking statements included herein, the inclusion of such information should not be regarded as a representation by the Company or any other person that the objectives and plans of the Company will be achieved.

General

The Company plans to continue the operation of its home cleaning service business in the South Florida area. Emphasis will be placed on continuing to strengthen its position in that market. The Company also plans to greatly expand its operations in the online beauty supply industry, through its wholly owned subsidiary, Beautymax.com. A significant amount of its resources and finances will be spent on further developing and expanding this aspect of its operations.

The Company projects that the revenues from the sales of its products along with the proceeds of the sale of its securities in February of 1999 will be sufficient to pay its operating costs for the next twelve months. The Company is weighing the advantages of creating a large scale marketing and advertising campaign for its subsidiary, Beautymax.com. This campaign will require substantial capital which the Company does not currently have. If the Company should choose to create such a campaign the funds required to perform it would be raised through a future stock offering. In the event the Company is unable to raise additional monies through its future stock offering it may have to substantially modify its future plans.

Beautymax.com

The Company currently has no plans to conduct any product research. The Company will continue to develop and expand the Beautymax.com Internet site. This development will not require the purchase of additional equipment or supplies but funds will be used to pay developers of the web site and other related online and software needs. As the Company expands, significant personnel changes will be made. Initially, the Company projects the need for 3-6 additional full-time employees to administrate over and operate the Beautymax.com subsidiary. If revenues should increase from the Beautymax.com Internet site the need for personnel will greatly increase with it.

Security of Online Transactions

Beautymax.com will address the risks associated with security breaches for online credit cards and cyber cash systems by utilizing the services of a leading provider of custom processing solutions, that provide the highest levels of secured customer transactions including high level encryption standards to ensure a safe and secure funding. Including checkless checks and all major credit cards using state of the art electronic processing. At the present time, the Company is reviewing various proposals from companies that guarantee secure transactions.

A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. The Company relies on encryption and authentication technology licensed from third parties

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to provide the  security  and  authentication  necessary  to effect  secure transmission of confidential information, such as customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the algorithms used by the Company to protect customer transaction data. If any such compromise of the Company's security were to occur, it could have a material adverse effect on the Company's reputation, business, prospects, financial condition and results of operations.

A party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of the Internet and other online transactions and the privacy of users may also inhibit the growth of the Internet and other online services generally, and the Web in particular, especially as a means of conducting commercial transactions. To the extent that activities of the Company or third-party contractors involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations

Three months ended March 31, 1999 and March 31, 1998 & years ended December 31, 1998 and December 31, 1997

Sales
Sales for the six months ended March 31, 1999 increased to $126,086 from $116,164 for comparable period in 1998, an increase of 8.6%. The increase in revenues were primarily attributable to an increase in clients related to Cleaning Express USA, the home cleaning service subsidiary.

Sales for the year ended December 31, 1998 increased to $474,370 from $473,824 for the year ended December 31, 1997, an increase of .1%. The increase in revenues were primarily attributable to an increase in clients related to Cleaning Express USA, the home cleaning service subsidiary.

Sales from the home cleaning industry have accounted for 100% of total net sales in 1997 and 1998 to date. The accelerated growth of sales in 1999 is due to increased expenditures on marketing and a growing public awareness of services.

Income / Losses

Net income for the three months ended March 31, 1999, increased to $12,293 from $3,761 for the comparable period in 1998, an increase of 227%. The increase in income was primarily attributable to $17,197 in interest income receive in the March 31, 1999 quarter.

Net losses for the year ended December 31, 1998 increased to $62,921 from $8,232 for the year ended December 31, 1997, an increase of 664%. The substantial

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increase in losses was  attributable  primarily  to an  increase in professional fees associated with legal and accounting expenses associated with the filing of this registration statement.

The Company expects to continue to incur losses at least through fiscal 1999 and
there  can  be  no   assurance   that  the  Company  will  achieve  or  maintain
profitability or that its revenue growth can be sustained in the future.

Expenses

Selling, general and administrative expenses for the three months ended March 31, 1999, increased to $58,681 from $44,684 in the comparable period in 1998, an increase of 31%. The increase in selling general and administrative expenses was the result of an $11,279 increase in professional fees from the same period in 1998.

Selling, general and administrative expenses for the year ended December 31, 1998, increased to $223,185 from $217,143 for the year ended December 31, 1997, an increase of 3% The increase in selling general and administrative expenses was the result of a significant increase in professional fees and which resulted from expenses associated with obtaining trading status on the OTC Bulletin Board.

Depreciation and amortization expenses for the three months ended March 31, 1999 and March 31, 1998 were $650 and $1,140, respectively. The decrease was due to a decrease in the value of property and equipment held by the company.

Depreciation and amortization expenses for the years ended December 31, 1998 and December 31, 1999 were $2,600 and $4,812, respectively. The increase was due to a decrease in the value of property and equipment held by the company.

The Company expects increases in expenses through 1999 as the Company moves toward increasing development and marketing of its Beautymax.com subsidiary.

Cost of Labor

The cost of labor for the three months ended March 31, 1999 were $69,980 compared to $66,719 for the comparable period in 1998. The increase in the cost of labor was primarily attributable to an increase in sales. Cost of labor as a percentage for three months ended March 31, 1999 and 1998 respectively, were 55.5% and 57.4%.

The cost of labor the year ended December 31, 1998 was $314,106 compared to $267,013 for the year ended December 31, 1997. The increase in the cost of labor was primarily attributable to an increase in the number of contracts. Cost of labor as a percentage for December 31, 1998 and 1997 respectively, were 56.4% and 66.2%.






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Cost of Sales

The cost of sales is currently not a material cost for the Company. Upon commencement of Beautymax.com the cost of goods will vary from year to year and may have a material impact upon the Company.

Impact of Inflation

The Company believes that inflation has had a negligible effect on operations over the past three years. The Company believes that it can offset inflationary increases in the cost of labor by increasing sales and improving operating efficiencies.

Liquidity and Capital Resources

Three months ended March 31, 1999 and March 31, 1998 & years ended December 31, 1998 and December 31, 1997

Cash flow generated by operations were a negative $4,775 for the three months ended March 31, 1999 and $3,907 for the comparable period in 1998. Negative cash flows from operating activities for the three months ended March 31, 1999 are primarily attributable to an increase in interest receivables. Cash flows from operating activities for the comparable period in 1998 were positive primarily because of a decrease in operating expenses.

Cash flow generated by operations were a negative $46,536 for the year ended December 31, 1998, and a negative $8,031 for the year ended December 31, 1997. Negative cash flows from operating activities for the years ended December 31, 1999 and 1998 are primarily attributable to losses from operations.

Cash flow generated from financing activities was $67,897 for the three months ended March 30, 1999 and a negative $3,750 for the comparable period in 1998. The Company conducted a private placement offering in an effort to improve its cash flow in 1999.

Cash flow generated from investing activities was $0 for the year ended December 31, 1998 and a negative $49,899 for the year ended December 31, 1997.

The Company has funded its cash needs from inception through March 31, 1999 with a series of debt and equity transactions, including private placements.

The shareholder loan payable of $41,235 on December 31, 1998 is payable to Edward A. Roth, President and majority shareholder. The loan is not evidenced by a written promissary note, rather it is an oral agreement. There is no interest on this loan and the effects of imputed interest are immaterial to the financial statements taken as a whole. The shareholder loan was repaid in full subsequent to year end.

In February of 1999, the Company raised $957,200 through a limited private placement under Rule 504 of Regulation D. As of the date of the last revision of this report, the Company had issued all of the stock under those agreements but has yet to receive all of the funds from that offering. If such funds are not realized it would significantly effect the Companies ability to perform its business, especially in its' Beautymax.com subsidiary.

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The Company made no significant  capital  expenditures  on property or equipment for the three months ended March 31, 1999 or 1998 and made no significant capital expenditures on property or equipment for the years ended December 31, 1998 or 1997.

Expenses for development, marketing and advertisement are projected at Five Hundred Thousand dollars ($500,000) for the first three to six months. The company also expects to create an initial inventory valued at approximately One Hundred Thousand Dollars ($100,000). The value and amount of the inventory will increase as business develops. The Company is currently applying for 30 day lines of credit with its distributers. This will allow the Company to purchase the needed initial inventory. If the Company fails to get the lines of credit from the distributors, the Company may have to reduce the initial amount of inventory and purchase needed amounts with cash. Additional initial development, marketing, advertising, and inventory costs are being paid for with funds from the proceeds of a limited private offering executed in February of 1999. The Company expects to generate immediate revenues upon opening the web site and will use those revenues to pay for its operating costs. However, the Company does not guarantee that such revenues will be adequate to fund the Company's plans.

The Company will substantially rely on the existence of revenue from the home cleaning business and from the projected revenues of Beautymax.com. The Company projects that current and projected revenues and capital reserves will sustain it for 12 months. If the projected revenues of Beautymax.com fall short of needed capital the Company will not be able to sustain its capital needs for more than six months. The Company will then need to obtain additional capital through equity or debt financing to sustain operations for an additional year. A lack of significant revenues beginning in the fourth quarter of 1999 will significantly affect the cash position of the Company and move the Company toward a position where the raising of additional funds through equity or debt financing will be necessary.

On a long term basis, liquidity is dependent on continuation and expansion of operations, receipt of revenues, additional infusions of capital and debt financing. The Company is considering launching a wide scale marketing and advertising campaign. The current Company's capital and revenues are not sufficient to fund such a campaign. If the Company chooses to launch such a campaign it well require substantially more capital. If necessary, the Company plans to raise this capital through an additional stock offering. The funds raised from this offering will be used to develop and execute the marketing and advertising strategy which may include the use of television, radio, print and Internet advertising. However , there can be no assurance that the Company will be able to obtain additional equity or debt financing in the future, if at all. If the Company is unable to raise additional funds the growth potential will be adversely effected.
Additionally, the Company will have to significantly modify its plans.

Trends, Events, and Uncertainties

Demand for the Company's home cleaning services and Beautymax products will be dependent on, among other things, market acceptance of the Company's concept, the quality of its Web site and general economic conditions, which are cyclical in nature. Inasmuch as a major portion of the Company's activities is the receipt of revenues from the sales of its products, the Company's business operations may be adversely affected by the Company's competitors and prolonged recessionary periods.

Year 2000 Implications

Many current installed computer systems and software may be coded to accept only two-digit entries in the date code field and cannot distinguish 21st century

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dates from 20th century dates. As a result,  many software and computer  systems may need to be upgraded or replaced. Because of the nature of the business of the Company's subsidiary, Beautymax.com, being an internet based company, there is uncertainty about the overall effect of the Year 2000 on the internet and therefore the Company's Internet operations. If other third parties that the Company uses or the overall Internet should experience significant problems from Year 2000 related issues, it could significantly affect the operation and ability of Beautymax.com to perform business over the Internet and therefore could adversely affect revenues. The Company has taken steps to insure that all of the internal computer systems are compliant. The Company has to date replaced its computers with new Year 2000 compliant machines. The Company has not incurred material costs to date in the process, and does not believe that the cost of additional actions will have a material effect on its operating results or financial condition. The Companies current systems and products may contain undetected errors or defects with Year 2000 date functions that may result in material costs. In addition, the Company utilizes third-party equipment, software and content, including non-information technology systems, such as security systems, building equipment and systems with embedded micro-controllers that may not be Year 2000 compliant.

The Company has taken steps to analyze its technical relationships and ensure that its third party suppliers, distributors, advisors, and other entities that the Company depends on for operations are also compliant. These include but are not limited to its relationship with Earthlink Network, Planet Shopping Network, and Marketing Magic, Inc. of Hollywood, Florida. The Company has received verification that some of these companies are compliant. Not all of the Company's third party distributors have given adequate assurances that they are or are not compliant and therefore may or may not experience problems relating to the Year 2000 issues and potentially create delays in distributing needed inventory or create other unforseen problems.

Failure of third-party equipment, software or content to operate properly with regard to the Year 2000 issue could require the Company to incur unanticipated expenses to remedy problems, which could have a material adverse effect on its business, operating results and financial condition. If any problems arise from third parties or from the Internet in general related to the Year 2000 issues, the ability of the Company to respond is limited, due to its nature as an Internet Company.

Additionally, the computer systems necessary to maintain the viability of the Internet or any of the Web sites that direct consumers to the Company's online stores may not be Year 2000 compliant. Computers used by customers to access the Company's online stores may not be Year 2000 compliant, delaying customers' product purchases. The Company cannot guarantee that its systems will be Year 2000 compliant or that the Year 2000 problem will not adversely affect its business, which includes limiting or precluding customer purchases.

Year 2000 Contingency Plan

If such a situation should occur the Company will process the existing orders using none Internet and computer based methods, such as telephone conformation, standard ground shipping done through local offices, and manual processing of credit cards. This will continue until all third parties or the Internet solve the problems and normal business operations can continue.

ITEM 3.  DESCRIPTION OF PROPERTY

The Company's executive offices are located at 4614 North University Drive, Fort Lauderdale (Lauderhill), Florida 33351. These offices consist of 1,100 square feet, which are leased month to month for $1,000.00 per month. The Boca Raton offices consist of 1,000 square feet, which are leased month to month for $636.00 per month. The Company projects that its current offices will be sufficient for the Company's growth through 1999.


ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

The following table sets forth certain information concerning the ownership of the Company's Common Stock as of March 31, 1999, with respect to: (i) each person known to the company to be the beneficial owner of more than five percent of the Company's Common Stock, (ii) all directors; and (iii) directors and executive officers of the Company as a group. The notes accompanying the information in the table below are necessary for a complete understanding of the figures provided below. As of March 31, 1999 there were 12,816,604 post-split shares of common stock outstanding.


           (1)                             (2)                                (3)                         (4)
      Title of Class         Name and Address of Beneficial          Amount and Nature of          Percent of class
      --------------         ------------------------------          --------------------          ----------------
                                          Owner                      Beneficial Ownership

       Common Stock                  Edward A. Roth(1)                   4,156,0001                     32.4%
    ($0.001 par value)          4614 North University Dr.
                               Fort Lauderdale, Fla. 33351
     Preferred Stock                 Edward A. Roth                         500,000                       50%
    ($0.001 par value)
       Common Stock                  Alisha M. Roth                        4,156,000                   32.4000%
    ($0.001 par value)          4614 North University Dr.
                               Fort Lauderdale, Fla. 33351
     Preferred Stock                 Alisha M. Roth                         500,000                       50%
    ($0.001 par value)
       Common Stock                 Barbara Patigalia                        1,000                      .00007%
    ($0.001 par value)
       Common Stock                   Jon J. Marks                             0                          0%
    ($0.001 par value)
       Common Stock                   All Directors                        8,313,000                   64.8007%
    ($0.001 par value)
     Preferred Stock                   As a group                          1,000,000                     100%
    ($0.001 par value)


------------

1 Edward A. Roth and Alisha M. Roth are the beneficial owners of different securities, but hold them as Joint Tenancy.

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

         Name and Age                       Position                                    Term(s) of Office
         ------------                       --------                                    -----------------
         Edward A. Roth, age 43             President and Director                      1997 to present
         Alisha M. Roth, age 33             Secretary, Treasurer and Director           1997 to present
         Barbara Patigalia, age 52          Director                                    1997 to present
         Jon J. Marks, age 54               Director                                    1998 to present

     Edward A. Roth has been President and Director of the Company since 1997. Mr. Roth previously served as Vice-President and Director of Operations for Cleaning Express USA since it's inception in November 1994. During this period Mr. Roth developed and implimented all operations and developments creating a company that started with less than 50 customers, and today services over 8,000 customers in South Florida. Mr. Roth was President of Advanced Appearance, a chain of Beauty Salons, in Alabama and Florida form 1978 to 1988. Prior to this Mr. Roth served as a management consultant working independently for 20 years. Mr. Roth has attended Auburn University majoring in Business and marketing, and is also a veteran of the United States Air Force. Edward A. Roth is married to Alisha M. Roth

     Alisha M. Roth has served as Secretary and Director of the Company since 1997. Mrs. Roth served previously as President of Cleaning Express USA, and during her tenure she was in charge of staffing and customer relations. Mrs. Roth has been with Cleaning Express USA since 1994, prior to that she was a resident of Trinadad, West Indies. Mrs. Roth has owned and operated her own business in the restaurant and pre-school development areas, and has 8 years of management experience. Alisha M. Roth is married to Edward A. Roth.

     Barbara Patigalia is a language pathologist with the Head Start program in Maryland, and serves as President of the League of Women Voters in Potomac, Maryland. Ms. Patigalia had no business experience during the last 5 years, except other than through her role as a director of the Company.

     Jon J. Marks is CEO of Marketing Magic, Inc. founded in 1984. Mr. Marks writes a monthly newspaper column on Advertising, Marketing and Promotions for the Business to Business Newspaper in Florida. Mr. Marks created a business radio show on AM stations WSRF and WWNN in South Florida. Mr. Marks has authored a book, " Barter: The Original Currency". Mr. Marks was Co-Founder and shareholder of Entertainment Radio Systems, Inc. through 1997, Co-Founder and shareholder of Business to Business Newspapers through 1996 and Co-Founder and shareholder of Explosive Promotions through 1992. Mr. Marks receive a Bachelor of Business Administration from Florida Atlantic University in 1971 and a Master of Public administration in 1974.


ITEM 6.  EXECUTIVE COMPENSATION

Executive Compensation

         No compensation in excess of $100,000 was awarded to, earned by, or paid to any executive officer of the Company during the years 1996 to 1998. The following table and the accompanying notes provide summary information for each of the last three fiscal years concerning cash and non-cash compensation paid or accrued by Ed Roth, the Company's chief executive officer for the past three years.

                                            SUMMARY COMPENSATION TABLE

                                    Annual Compensation                               Long Term Compensation
                                                                               Awards                       Payouts
                                                                     Restricted     Securities
Name and                                            Other Annual       Stock        Underlying       LTIP        All Other
Principal         Year      Salary       Bonus      Compensation      Award(s)       Options       payouts      Compensation
Position                     ($)          ($)           ($)             ($)          SARs(#)         ($)            ($)

Ed Roth           1998        -           -             -2              -               -           -                -
Chief             1997        -           -              -              -               -           -                -
Executive         1996        -           -              -              -               -           -                -
Officer
Alisha Roth       1998        -           -              -              -               -           -                -
Secretary,        1997        -           -              -              -               -           -                -
Treasurer         1996        -           -              -              -               -           -                -

The Company has entered into an employment agreement with Edward A. Roth for a term of three years. Pursuant to the agreement, Mr. Roth serves as President, Director and General Manager. Mr. Roth shall receive an annualized base salary of $125,000 and is entitled to an incentive bonus of 2% of the gross profits. Mr. Roth's salary has not started to accrue.

The Company has also entered into an employment agreement with Alisha Roth for a term of three years. Pursuant to the agreement, Mrs. Roth serves as Secretary, Treasurer and Director. Mrs. Roth shall receive an annualized salary of $60,000, payable in installments according to the Employer's regular payroll schedule. Mrs. Roth's salary has not started to accrue.

All executive salaries and agreements will not begin until fall of 1999.

Compensation of Directors

In 1999, the Company committed itself to compensate each of its Board of Directors with shares of its common stock and common stock purchase options. As of the date of this report, the terms have yet to be finalized and no option agreement has been officially adopted. Comments in the auditor's report reflect that term have been defined regarding compensation. Since the writing of the report terms remain undefined and no agreement or terms have been reached.


ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

There have been no transactions, or proposed transactions during the past two years to which the Company or any Officers or Directors were a party.





--------
2 Subsequent to year end 1998 Edward Roth and Alisha Roth were each compensated for services performed in 1996, 1997, 1998 by the issuance of Four Million (4,000,000) Common Shares at par value ($.001) and Five Hundred Thousand (500,000) Preferred Shares at par value ($.001) to each individual.

ITEM 8.  DESCRIPTION OF SECURITIES

Qualification. The following statements constitute summaries of the material provisions of the Company's Certificate of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the Certificate of Incorporation and Bylaws.

The Company's Articles of Incorporation authorize it to issue up to 100,000,000 Common Shares, $.001 par value per Common Share. On October 26, 1998 the Company Amended its Articles of Incorporation to authorize 50,000,000 shares of Convertible Preferred Stock, $.001 par value per share, with each preferred share convertible into 10 shares of common stock, including but not limited to voting rights.

Common and Preferred Stock. All outstanding Common Shares and Preferred Shares are legally issued, fully paid and non-assessable.

Liquidation Rights. Upon liquidation or dissolution, and after payment of the Preferred Shareholders, each outstanding Common Share will be entitled to share equally in the remaining assets of the Company legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights. There are no limitations or restrictions upon the rights of the Board of Directors to declare dividends out of any funds legally available thereof. The Company has not paid dividends to date and it is not anticipated that any dividends will be paid in the foreseeable future. The Board of Directors initially may follow a policy of retaining earnings, if any, to finance the future growth of the Company. Accordingly, future dividends, if any, will depend upon, among other considerations, the Company's need for working capital and its financial conditions at the time.

Voting Rights. Holders of Common Shares of the Company are entitled to cast one vote for each share held at all shareholders meetings for all purposes.

Other Rights. Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

Convertible Preferred Stock. The Corporation is authorized to issue Fifty Million (50,000,000) Convertible Preferred Shares, par value $.001 per share. The rights, preferences, privileges and restrictions granted to and imposed on the Common Shares and the Preferred Shares are identical in all respects, except that the holders of the Preferred Shares have certain conversion rights and a liquidation preference as set forth below.

         A. Liquidation Preference

                  1. In the event of any liquidation, dissolution or winding up of this corporation, either voluntary or involuntary, the holders of the Preferred Stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the price for which such share was originally issued, as adjusted for any stock dividends, combination or splits with respect to such shares. If upon the occurrence of such event, the assets and funds thus distributed among the holders of Preferred Shares shall be insufficient to permit the entire assets and funds of this corporation legally available for distribution to be distributed ratably among the holders of Preferred Shares in proportion to the number of shares of Preferred shares owned by such holder.

                  2. After payment has been made to the holders of the Preferred Shares of the full amounts to which they shall be entitled, then the entire remaining assets and funds of the corporation legally available for distribution, if any shall be distributed equally among the Common Shareholders.

         B. Conversion.

                  1. The Preferred Shares shall convert on a 10 to 1 basis into Common Shares at any time at the direction of the Preferred shareholder.

         C. Voting Rights

                  1. Holders of Preferred  Shares of the Company are entitled to
                  cast  ten  votes  for  each   preferred   share  held  at  all
                  shareholders meetings for all purposes.



                                    PART II


ITEM 1.  MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

On January 4, 1999, the Securities and Exchange Commission (SEC) approved amendments to National Association of Securities Dealers, Inc. (NASD(R)) Rules 6530 and 6540 to limit quotations on the OTC Bulletin Board(R) (OTCBB) to the securities of companies that report their current financial information to the SEC, banking, or insurance regulators.

On July 2, 1999 the Company was deleted from the OTCBB and only traded on the National Quotation Service "Pink Sheets" due to non-compliance with NASD rules 6530 and 6540. The Company's current Symbol is ATTRE. Upon filing of all the Company's required SEC documents the company plans to apply to be re-listed with the OTCBB.

In February of 1999 the Company performed a 10 to 1 reverse split of it common stock, as of March 31, 1999 there were 12,816,604 post-split shares of common stock outstanding.

The following table sets forth certain information regarding the beneficial ownership of the stock of the Company as of March 31, 1999, by each shareholder who is known by the Company to beneficially own more than 5% of the outstanding Common Stock, by each director and by all executive officers and directors as a group.

The Company's market makers are Hill & Co. The quotations represent inter-dealer prices without retail markup, markdown or commission, and may not necessarily represent actual transactions.

                   Quarter Ended             High Bid          Low Bid

                     3/31/99*                  $7.00             .25

* There was no trading prior to this time.


The Company has never paid any cash dividends nor does it intend, at this time, to make any cash distributions to its shareholders as dividends in the near future.

As of March 31, 1999, the number of holders of the Company's common stock is 64.


ITEM 2.  LEGAL PROCEEDINGS

There have been no legal proceedings against the Company since inception, nor is the Company aware of any disputes which may result in legal proceedings.


ITEM 3.  CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

There have been no changes in or disagreements with accountants regarding accounting and financial disclosure.


ITEM 4.  RECENT SALES OF UNREGISTERED SECURITIES

In February  1999, the Company  issued the following  Common Shares  pursuant to section 4(2) of the Securities Act of 1933 for compensation of services rendered from 1996 - 1998 to the following Executive officers:

            Name                                # of Common Shares

            Edward Roth                             4,000,000
            Alisha Roth                             4,000,000

In February 1999, the Company issued the following  Preferred Shares pursuant to section 4(2) of the Securities Act of 1933 for compensation of services rendered from 1996 - 1998 to the following Executive officers:

            Name                               # of Preferred Shares

            Edward Roth                               500,000
            Alisha Roth                               500,000

In  February  1999,   the  Company   issued  the  following   Common  Shares  as
compensations for services rendered pursuant to section 4(2) of the Securities Act of 1933 to the following:

           Name                                # of Common Shares

           Barbara Patigalia                             1,000
           Wayne Guthrie                                 4,000
           Steven Dolchin                                2,000

In February 1999, the Company completed an offering of 4,350,910 Common Shares (post 1-for-10 reverse split shares) pursuant to Rule 504 of Regulation D of the Securities Act of 1933 to 10 persons or entities at $.22 per Common Share. The Company relied on the following facts in determining that Rule 504 Regulation D was available: (a) the Company was not subject to the reporting requirements of
Section 13 or 15(d) of the Exchange Act; (b) the Company's operations consisted of home cleaning services through its subsidiary Cleaning Express USA and therefore, was neither a development stage company with no specific business plan or purpose nor a company whose plan was to merger with an unidentified company; (c) the aggregate offering price did not exceed $1,000,000 and (d) the Company filed a Form D within 15 days of the first sale of the shares subject to the offering. The Company also distributed a disclosure document to the 10 investors and offered to allow them to inspect the books and records of the Company. The individuals or entities that participated in this offering are listed below.

           Name                                        # of Common Shares

           Michael, David Irrevocable Trust                 503,273
           Senkovski, Alexander Irrevocable Trust           503,273
           A-Z Oil LLC                                      435,091
           China Connection                                 435,091
           East-West Trading Corporation                    435,091
           Sequoia International                            435,091
           Karston Electronics LTD                          435,091
           Leeward Consulting Group, LLC                    435,091
           Lexington Sales Corporation LTD                  435,091
           Oriental Investments Limited                     435,091

On June 1, 1998, the Company acquired 100% of the outstanding common stock of ATR Industries, Inc. (a Florida corporation) through the issuance of 3,000,000 shares of its common stock with no readily available market price at the time. The acquisition resulted in a tax-free exchange for federal and state income tax purposes. The transaction was accounted for as a reverse merger in accordance with Accounting Principle Board Opinion No.16 wherein the shareholders of the Florida corporation retained the majority of the outstanding stock of the Company after the merger.


ITEM 5.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

Indemnification. The Company shall indemnify to the fullest extent permitted by, and in the manner permissible under the laws of the State of Nevada, any person made, or threatened to be made, a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company, or served any other enterprise as director, officer or employee at the request of the Company. The Board of Directors, in its discretion, shall have the power on behalf of the Company to indemnify any person, other than a director or officer, made a party to any action, suit or proceeding by reason of the fact that he/she is or was an employee of the Company.

Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceedings) is asserted by such director, officer, or controlling person in connection with any securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issues.


























                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                                    PART F/S

The Company's financial statements for the fiscal year ended December 31, 1998 are attached hereto as pages F-1 through F-11.


                          INDEX TO FINANCIAL STATEMENTS


    Unaudited Interim Financial Reports for the period ending March 31, 1999

Balance Sheet...........................................................F-1, F-2

Statements of Income....................................................F-3, F4

Statements of Cash Flows....................................................F-5

Notes to Interim Financial Statements...................................F-6, F-7


           Audited Financial Reports for Year ending December 31, 1998

Letter From Auditor..........................................................F-8

Balance Sheet..........................................................F-9, F-10

Statements of Operations..............................................F-11, F-12

Statements of Cash Flows....................................................F-13

Statement of Stockholder's Deficit..........................................F-14

Notes to Financial Statements......................................F-15 ... F-18










                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                           CONSOLIDATED BALANCE SHEETS
                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                                    UNAUDITED
                              As of March 31, 1999



                                       ASSETS                 (Unaudited)
                                                            March 31, 1999
CURRENT ASSETS
Cash                                                        $     67,286
Recoverable income taxes                                            ---
Accounts receivable                                                  340
Interest receivable                                               17,197
                                                           ----------------
         TOTAL CURRENT ASSETS                                     84,823

PROPERTY AND EQUIPMENT
Furniture                                                          4,215
Leasehold improvements                                             2,000
Equipment                                                         23,631
 Accumulated depreciation                                        (26,344)
                                                            ---------------
  NET PROPERTY AND EQUIPMENT                                       3,502

OTHER ASSETS
Deposits                                                           1,700
                                                            --------------
         TOTAL OTHER ASSETS                                        1,700

                  TOTAL ASSETS                              $     90,025
                                                            ==============














           See Accompanying Notes to Consolidated Financial Statements

                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                                    UNAUDITED
                              As of March 31, 1999


LIABILITIES AND STOCKHOLDERS' EQUITY(DEFICIT)                (Unaudited)
                                                            March 31, 1999

CURRENT LIABILITIES
Accounts payable and accrued expenses                       $      8,980
Excess of outstanding checks over
         bank balance                                                ---
Shareholder loans payable                                         23,748
Current portion of capitalized
lease obligation                                                   2,402
Income taxes currently payable                                     1,929
                                                            ----------------
         TOTAL CURRENT LIABILITIES                                37,059

LONG-TERM DEBT
Capitalized lease obligation                                       6,660

STOCKHOLDERS' EQUITY(DEFICIT)
Common stock                                                       8,908
($.001, par value, 100,000,000
authorized- 8,908,309 issued
and outstanding)
Common stock subscribed($.001,
par value, 3,908,295 subscribed
at $.22 per share)                                                 3,909
Preferred stock (50 million
authorized- zero issued and
outstanding)                                                         ---
Common stock subscriptions
receivable                                                      (859,825)
Additional Paid-in-Capital                                       947,566
Retained deficit                                                 (54,252)
                                                            ---------------

TOTAL STOCKHOLDERS' EQUITY(DEFICIT)                               46,306
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                  $     90,025
                                                            ==============




           See Accompanying Notes to Consolidated Financial Statements

                        CONSOLIDATED STATEMENTS OF INCOME
                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                                    UNAUDITED
                  For Three Months Ended March 31, 1999 & 1998

                                               March 31, 1999     March 31, 1998
REVENUE
 Sales                                          $    126,086           116,164
 Cost of Labor                                       (69,980)          (66,719)
                                                   ----------         ---------
         GROSS PROFIT                                 56,106            49,445

SELLING, GENERAL & ADMINISTRATIVE  EXPENSES
 Advertising                                          17,520            16,961
 Banking Fees                                            168               ---
 Contract Labor                                          ---             1,903
 Depreciation                                            650             1,140
 Dues & Fees                                           2,000               100
 Employee Benefits                                     1,040               300
 Employee Leasing                                      6,928            13,421
 Equipment Leasing                                       926             1,276
 Interest Expense                                        361               290
 Miscellaneous Expense                                   131                17
 Office Expense and Supplies                           3,575               207
 Professional Fees                                    12,124               845
 Public Trading                                        2,320             1,004
 Rent                                                  6,304             3,885
 Supplies                                                408               219
 Taxes & Licenses                                        125                64
 Telephone                                             3,662             2,935
 Utilities                                               439               117
                                                   ---------          ---------
TOTAL EXPENSES                                        58,681            44,684







           See Accompanying Notes to Consolidated Financial Statements

                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                                    UNAUDITED
                  For Three Months Ended March 31, 1999 & 1998


                                             March 31, 1999      March 31, 1998

OPERATING INCOME(LOSS)                           (2,575)               4,761
         Interest Income                         17,197                  ---

Income Tax Provision                             (2,329)              (1,000)
                                               ---------            ---------
                  NET INCOME                $    12,293                3,761

                  Retained Deficit,
                  January 1                     (66,545)              (3,624)

Retained Earnings
                  (Deficit), March 31       $   (54,252)                 137
                                             ============           ==========
                  Net Income Per Share-
                  Basic and fully diluted   $      .001                 N/A
                                             ============           ==========
                  Weighted Average Shares    10,717,745                 N/A
                                             ============           ==========





           See Accompanying Notes to Consolidated Financial Statements

                                       CONSOLIDATED STATEMENTS OF CASH FLOWS
                                        ATR INDUSTRIES, INC. & SUBSIDIARIES
                                                     UNAUDITED
                                 For the Three Months Ended March 31, 1999 & 1998

                                                                March 31, 1999         March 31, 1998
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                                    $     12,293                3,761
  Adjustments to reconcile net income
  to net cash provided by (used in) operating
  activities:
         Depreciation                                                    650                1,140
         Recoverable income tax decrease                                 400                  ---
(Increase) decrease in operating assets:
          Accounts receivable                                            160               (1,790)
          Interest receivable                                        (17,197)                  --
         Increase (decrease) in operating liabilities:
          Accounts payable & accrued expenses                         (3,010)                (204)
          Income tax currently payable                                 1,929                1,000
                                                                    ---------             ---------
                  NET CASH PROVIDED BY (USED IN)
                  OPERATING ACTIVITIES                                (4,775)               3,907

CASH FLOWS FROM FINANCING ACTIVITIES:
  Common stock issuances                                              97,375                  ---
  Principal repayments under capital lease                              (625)                (596)
  Shareholder loans repayments                                       (17,487)                 ---
  Excess of outstanding checks over
         bank balance                                                (11,366)              (3,154)
                                                                    ---------             ---------

                  NET CASH PROVIDED BY
                  (USED IN) FINANCING ACTIVITIES                      67,897               (3,750)
                                                                    ---------             ---------
                  NET INCREASE IN CASH
                  AND CASH EQUIVALENTS                          $     63,122                  157

Cash and cash equivalents, beginning of period

                  CASH AND CASH EQUIVALENTS                     $      4,164                  801
                                                                    --------              ---------
                  END OF PERIOD                                 $     67,286                  958
                                                                    ========              =========
Supplementary cash flow disclosure:
                  Cash paid for interest                        $        361                  ---
                                                                    ========              =========

                     See Accompanying Notes to Consolidated Financial Statements
                              NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                                    UNAUDITED
                                 MARCH 31, 1999

NOTE A - BASIS OF PRESENTATION

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements.

In the opinion of management, the unaudited condensed consolidated financial statements contain all adjustments consisting only of normal recurring accruals considered necessary to present fairly the Company's financial position at March 31, 1999, the results of operations for the three month periods ended March 31,1999 and 1998, and cash flows for the three months ended March 31, 1999 and 1998. The results for the period ended March 31, 1999, are not necessarily indicative of the results to be expected for the entire fiscal year ending December 31, 1999.

NOTE B - EARNINGS (LOSS) PER SHARE

The following represents the calculation of earnings (loss) per share:

                                     For the three months ended
         BASIC                   March 31, 1999             March 31, 1998
     ------------                ---------------           ----------------
Net income                       $     12,293              $     3,761

Less- preferred stock dividends          ---                       ---
                                   -----------               ------------
Net income                       $     12,293              $      3,761

Weighted average number
Of common shares                   10,717,745                      N/A
                                   -----------               ------------
Basic earnings per share         $       .001                      N/A
                                   ===========                ============

                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                                    UNAUDITED
                                 MARCH 31, 1999

NOTE B - EARNINGS (LOSS) PER SHARE (CONT')

                                           For the three months ended
         DILUTED                        March 31, 1999    March 31,1998
                                        --------------    -------------
Net income                              $     12,293      $     3,761

Less- preferred stock dividends                 ---             ---
                                          -----------       ----------
Net income                              $     12,293      $     3,761

Weighted average number
Of common shares                          10,717,745             N/A

Common stock equivalent shares                  ---              N/A
                                          -----------       ----------
Weighted average number of shares
  Used in calculation of diluted
  Income per share                        10,717,745             N/A
                                          -----------       ----------
Diluted earnings per share              $       .001             N/A
                                         ============       ==========

Michael J. Bongiovanni,  C.P.A., P.A.
                                                           12433 Willingdon Road
                                                           Charlotte, N.C. 28078
(704) 904-2390





To the Board of Directors
ATR INDUSTRIES, INC. (a Nevada corporation) & SUBSIDIARIES
4614 North University Drive
Lauderhill, Florida  33351


I have audited the accompanying balance sheet of ATR Industries, Inc. (a Nevada corporation) and its wholly-owned subsidiaries as of December 31, 1998 and the related statements of operations, stockholders' deficit, and cash flows for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audits in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audits to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ATR Industries, Inc. (a Nevada corporation) and its wholly-owned subsidiaries as of December 31, 1998, and the results of its operations and its cash flows for the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.


   /S/
Michael J. Bongiovanni, C.P.A.

March 31, 1999

                                  BALANCE SHEET
                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                                December 31, 1998



                           ASSETS

CURRENT ASSETS
         Cash                                                 $       4,164
         Recoverable income taxes                                       400
         Accounts receivable                                            500
                                                                        ---
                  TOTAL CURRENT ASSETS                                5,064

PROPERTY AND EQUIPMENT
         Furniture                                                    4,215
         Leasehold improvements                                       2,000
         Equipment                                                   23,631
         Less: Accumulated depreciation                             (25,694)
                                                                 -------------
             NET PROPERTY AND EQUIPMENT                               4,152

OTHER ASSETS
         Deposits                                                     1,700
                                                                 -------------
                  TOTAL OTHER ASSETS                                  1,700
                                                                 -------------
                           TOTAL ASSETS                     $        10,916
                                                                 =============














                  See notes to audited financial statements and
                               auditor's report.

                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                                December 31, 1998



                      LIABILITIES AND STOCKHOLDERS' DEFICIT


CURRENT LIABILITIES
         Excess of outstanding checks
             over bank balance                                  $    11,366
         Accounts payable and accrued expenses                       11,990
         Shareholder loans payable                                   41,235
         Current portion of capitalized
             lease obligation                                         2,482
                                                                   ----------
                  TOTAL CURRENT LIABILITIES                          67,073

LONG-TERM DEBT
         Capitalized lease obligation                                 7,205

STOCKHOLDERS' DEFICIT
         Common stock                                                 3,183
         Retained deficit                                           (66,545)
                                                                   ----------
             TOTAL STOCKHOLDERS' DEFICIT                            (63,362)
                                                                   ----------
             TOTAL LIABILITIES AND SOTCKHOLDERS' EQUITY        $     10,916
                                                                   ==========










                  See notes to audited financial statements and
                               auditor's report.

                                                   STATEMENTS OF OPERATIONS
                                              ATR INDUSTRIES, INC. & SUBSIDIARIES
                                        For the Years Ended December 31, 1998 and 1997


                                                                          1998                   1997
                                                              ------------------------  ----------------------
REVENUE

  Sales                                                       $          474,370       $        473,824
  Cost of Labor                                                         (314,106)              (267,013)
                                                                 ----------------         --------------
         GROSS PROFIT                                                    160,264                206,811

SELLING, GENERAL & ADMINISTRATIVE  EXPENSES

  Advertising                                                             57,581                 96,911
  Alarm and Security Service                                                 326                    300
  Automobile                                                               2,163                  1,993
  Casual Office Labor                                                     16,598                      -
  Depreciation                                                             2,600                  4,812
  Dues & Fees                                                              4,447                  3,287
  Employee Leasing                                                        31,040                 63,002
  Employee Benefits                                                        4,706                 11,746
  Entertainment                                                            3,900                     89
  Equipment Leasing                                                        9,915                  4,611
  Insurance                                                                2,741                  3,408
  Interest Expense                                                         1,309                      -
  Office Expense and Supplies                                              4,627                  9,175
  Professional Fees                                                       23,328                    300
  Public Trading                                                          22,335                      -
  Rent                                                                    16,628                 10,802
  Repairs & Maintenance                                                    3,000                    513
  Taxes & Licenses                                                         6,760                    569
  Telephone                                                                7,952                  4,524
  Utilities                                                                1,229                  1,101
                                                               -----------------          ---------------
         TOTAL EXPENSES                                                   223,18                217,143
                                                               -----------------          ---------------

                  ee notes to audited financial statements and auditor's report.


                                         STATEMENTS OF OPERATIONS (CONT.)
                                        ATR INDUSTRIES, INC. & SUBSIDIARIES
                                  For the Years Ended December 31, 1998 and 1997

                                                                         1998                    1997
                                                              ------------------------  ---------------------

                  OPERATING LOSS                              $          (62,921)           $   (10,332)
                  Income Tax Benefit                                                              2,100
                                                                 -----------------           ------------

                  NET LOSS                                    $          (62,921)                (8,232)

                  Retained Earnings (Deficit),
                            beginning of year                             (3,624)                 4,608
                                                                 -----------------           ------------

                  Retained Deficit,
                            end of year                       $          (66,545)           $    (3,624)
                                                                 =================           ============



Basic and fully diluted loss per common share                 $             (.03)           $     (.001)
                                                                 =================           ============
















                 See notes to audited financial statements and auditor's report.

                                             STATEMENTS OF CASH FLOWS
                                        ATR INDUSTRIES, INC. & SUBSIDIARIES
                                       For the Year Ended December 31, 1998

                                                                          1998                  1997
                                                              ------------------------  ----------------------

CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss                                                       $       (62,921)              (8,232)
  Adjustments to reconcile net loss
  to net cash provided by operating activities:
         Depreciation                                                      2,600                4,812
         Recoverable income taxes (increase) decrease                      1,700               (2,100)
         (Increase) decrease in operating assets:
          Accounts receivable                                                699                2,547
          Deposits & other                                                     -               (1,550)
         Increase (decrease) in operating liabilities:
          Accounts payable & accrued expenses                             11,386               (3,508)

                  NET CASH USED IN
                  OPERATING ACTIVITIES                                   (46,536)              (8,031)
                                                                 -----------------        -------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Expenditures for property and equipment                                      -              (10,861)
                                                                 -----------------        -------------
                  NET CASH USED IN
                  INVESTING ACTIVITIES                                                        (10,861)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Common stock adjustment                                                   (317)                   -
  Common stock issuance                                                    3,000                    -
  Proceeds from shareholder loans                                         41,235                    -
  Excess of outstanding checks over
                  bank balance                                             8,212                3,154
  Borrowings under capital lease                                              -                11,918
  Principal repayments under capital lease                                (2,231)                   -
                                                                 -----------------        -------------

                  NET CASH PROVIDED BY
                  FINANCING ACTIVITIES                          $         49,899               15,072
                                                                 -----------------        -------------

                  NET INCREASE IN CASH
                  AND CASH EQUIVALENTS                          $          3,363               (3,820)

Cash and cash equivalents, beginning of year                    $            801                4,621
                                                                 -----------------        -------------

                  CASH AND CASH EQUIVALENTS
                  END OF YEAR                                   $          4,164                  801
                                                                 =================        =============

                 See notes to audited financial statements and auditor's report.

                                           STATEMENT OF STOCKHOLDERS' DEFICIT
                                           ATR INDUSTRIES, INC. & SUBSIDIARIES
                                          For the Year Ended December 31, 1998

                                                                                             Retained
                                                         Common            Common            Earnings
                                                         Stock             Shares            (Deficit)
                                                      -----------        -----------      -------------
Balance, January 1, 1997                              $      500         36,670,000       $    4,608

Year Ended December 31, 1997 Net Loss                          -                 -            (8,232)
                                                      -----------      -------------       -----------

Balance, January 1, 1998                                     500         36,670,000       $   (3,624)

200 to 1 Reverse Stock Split in 1998                           -        (36,486,650)               -

Issuance of shares on June 1, 1998                         3,000          3,000,000                -

Adjustment to pre-1998                                      (317)

Year Ended December 31, 1998 Net Loss                          -                 -           (62,921)
                                                      ------------     --------------      ------------

Balance, December 31, 1998                            $    3,183          3,183,350       $  (66,545)
                                                      ============     ==============      ============


Supplementary Information:

Common stock, par value $.001, consists of 100,000,000 authorized shares. There are 3,183,350 shares, issued and outstanding at December 31, 1998. On June 1, 1998 the Company acquired all of the then outstanding common shares of ATR
Industries, Inc. and its wholly owned subsidiary (Florida corporations), formerly known as Cleaning Express USA, in exchange for 3,000,000 of its own shares.

On October 26, 1998, The Company amended its Articles of Incorporation to authorize 50,000,000 shares of convertible preferred stock.



                  See notes to audited financial statements and
                               auditor's report.

                          NOTES TO FINANCIAL STATEMENTS
                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                 For the Years Ended December 31, 1998 and 1997

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity - ATR Industries, Inc. (a Nevada corporation) was incorporated in 1987. These financial statements include the effects of its wholly-owned subsidiaries, ATR Industries, Inc. (a Florida corporation) AKA Cleaning Express USA and Cleaning Express of South Palm Beach, Inc. On December 1, 1997, ATR Industries, Inc. (a Florida corporation) amended its Articles of Incorporation to effect a name change from Cleaning Express USA, Inc. The company is a full service cleaning company offering daily residential cleaning services, carpet cleaning and other related services in the South Florida area.

On June 1, 1998, the Company acquired 100% of the outstanding common stock of ATR Industries, Inc. (a Florida corporation) through the issuance of 3,000,000 shares of its common stock with no readily available market price at the time. The acquisition resulted in a tax-free exchange for federal and state income tax purposes. The transaction was accounted for as a reverse merger in accordance with Accounting Principle Board Opinion No.16 wherein the shareholders of the Florida corporation retained the majority of the outstanding stock of the Company after the merger.

Accounts Receivable - Accounts receivable are charged to bad debt expense as they are deemed uncollectible based upon a periodic review of the accounts. No bad debt expense for the year ended December 31, 1998 was recorded. At December 31, 1998, no allowance for doubtful accounts was deemed necessary in management's opinion.

Property and Equipment - Property and equipment are recorded at cost and include expenditures which substantially increase the productive lives of the existing assets. Maintenance and repair costs are expensed as incurred. Depreciation is provided using the straight-line method and other methods which approximate the straight-line method. It is calculated over recovery periods as prescribed by management which range from 5 years for equipment to 7 years for furniture. Leasehold improvements are amortized over the term of the office operating leases.

When a fixed asset is disposed of, its cost and related accumulated depreciation are removed from the accounts. The difference between undepreciated cost and proceeds from disposition is recorded as gain or loss.

Cash and Cash Equivalents - For purposes of the Statement of Cash Flows, the Company considers liquid investments with an original maturity of three months or less to be cash equivalents.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue   Recognition  -  Revenue  is  recognized  when  cleaning  services  are performed.

Income Taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. The income tax benefit consists of taxes currently refundable due to net operating loss carryback provisions for federal and state governments. There are no other deferred income tax assets or liabilities required to be recorded or disclosed in accord-ance with Statement of Financial Accounting Standards No. 109.

Advertising - The Company charges the costs of advertising to expense when incurred.

NOTE B - OBLIGATION UNDER CAPITAL LEASE

The Company is leasing equipment under a noncancelable capital lease which expires in December, 2000. The obligation under capital lease has been recorded in the accompanying Balance Sheet at the net present value of the future minimum lease payments, discounted at an interest rate of 20%. The book value of the equipment was approximately $5,000 at December 31, 1998.

Minimum future obligations under this capital lease at December 31, 1998 are as follows:

Year                                                   Amount
----                                                   ------
1999                                                  $ 3,540
2000                                                    3,540
2001                                                    3,540
2002                                                    3,540
                                                       -------
                  Total minimum obligation             14,160

         Less amount representing interest              4,473
                                                       -------
                  Present value of net
                  minimum obligation                    9,687

                  Less current portion                  2,482
                                                       -------
                                                       $7,205
                                                       =======

NOTE C - COMMITMENTS

The Company leases its offices in Lauderhill and Boca Raton, Florida under noncancelable operating leases. Future minimum rental payments as of December 31, 1998 in the aggregate and for each of the two succeeding years are as follows:

Year                                                 Amount
----                                                 ------
1999                                                 $13,525
2000                                                   1,800
                                                    ---------
                                                     $15,325
                                                    =========

                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                 For the Years Ended December 31, 1998 and 1997


NOTE C - COMMITMENTS (CONT.)

In 1999, the Company has committed itself to compensate each of its Board of Directors in the amount of 1,000 shares of its common stock annually and 10,000 common stock purchase options over a thirty six month period. As of the date of this report, no option agreement has been officially adopted, there is no fair market value for the options and none of the equity instruments have been issued.

NOTE  D - INCOME TAXES

The benefit for income taxes for the years ending December 31, 1998 and 1997 consists of the following:

                                                           1998           1997
                                                      -----------      ---------

Recoverable federal income taxes                     $       300       $  1,500
Recoverable state income taxes                               100            600
                                                     ------------     ----------
Total                                                $       400       $  2,100
                                                     ============     ==========

The Company has approximately $70,000 of federal and state net operating losses available which expire in the year 2013. The losses can be partially carried back to previous taxable years to obtain federal and state income tax refunds.

Due to operating losses, there is no provision for current federal or state income taxes for the years ended December 31, 1998 and 1997.

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amount used for federal and state income tax purposes.

The Company's deferred tax asset at December 31, 1998 consists of net operating loss carryforwards calculated using federal and state effective tax rates equating to approximately $14,000 less a valuation allowance in the amount of approximately $14,000, respectively. Because of the Company's lack of earnings history, the deferred tax asset has been fully offset by a valuation allowance. The valuation allowance increased by approximately $14,000 for the year ended December 31, 1998.

Utilization of the net operating losses may be subject to certain annual limitations under Code Section 382 of the Internal Revenue Code of 1986, as amended. The annual limitation may result in the expiration of net operating losses before full utilization.

                       ATR INDUSTRIES, INC. & SUBSIDIARIES
                 For the Years Ended December 31, 1998 and 1997

NOTE E - RECLASSIFICATIONS

Certain amounts in the presentation of the 1997 statement of operations and statement of cash flows have been reclassified to conform with the 1998 presentation.

NOTE F - EARNINGS (LOSS) PER SHARE (EPS)

The Company adopted Statement of Financial Accounting Standard (SFAS) No. 128 during the year. This statement requires dual presentation of basic and diluted EPS with a reconciliation of the numerator and denominator of the EPS computations. Basic earnings per share amounts are based on the weighted average shares of common outstanding. If applicable, diluted earnings per share would assume the conversion, exercise or issuance of all potential common stock instruments such as options, warrants and convertible securities, unless the effect is to reduce a loss or increase earnings per share. Accordingly, this presentation has been adopted for the period presented. There were no adjustments required to net loss for the period presented in the computation of diluted earnings per share. The basic and diluted weighted average shares outstanding for the year ended December 31, 1998 is as follows:

Weighted average outstanding common shares used
   for basic and diluted EPS                                1,942,254
                                                            =========






















                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                                    PART III

Exhibits required to be attached are listed in the Index of Exhibits beginning on page 38 of the Form 10-SB, which is incorporated herein by reference.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                            ATR Industries, Inc.

                                         Date _______August 4, 1999_____________


                                                  By _____/s/ Edward Roth_______
                                                          Edward Roth, President



























                 [THIS SPACE HAS BEEN LEFT BLANK INTENTIONALLY]

                                INDEX TO EXHIBITS


Exhibit
No.      Page No.          Description

2(i)       20        Articles of  Incorporation for Tri-Capital Corporation, now
                     ATR Industries, Inc

2(ii)      23        By-laws for ATR Industries, Inc.

6(i)       34        September  1,  1998  Employment  Agreement  between  Edward
                     Anthony Roth, CEO, and ATR Industries. Term of Employment is from September 1, 1998 until September 1, 2001.

6(ii)      42        September 1, 1998 Employment Agreement between Alisha Roth,
                     Secretary and Treasurer,  and  ATR Industries, Inc. Term of
                     Employment is from September 1,1998 until September 1, 2001

15         50        Year  2000  Disclosure Statement from  Custom Service Dist-
                     ribution, Inc.

27         51        Financial Data Schedule.



                                       20